[LETTERHEAD OF HD SUPPLY, INC.]

November 27, 2012

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

SUPPLEMENTAL LETTER TO THE

REGISTRATION STATEMENT ON FORM S-4 OF

HD SUPPLY, INC.

Ladies and Gentlemen:

1. HD Supply, Inc. (the “Company”) is registering the exchange offer (the “Registered Exchange Offer”) described in the Registration Statement on Form S-4 (the “Registration Statement”) and the prospectus contained therein (the “Prospectus”) relating to the registration of $1,250,000,000 aggregate principal amount of the Company’s 8 1/8% Senior Secured First Priority Notes due 2019, $675,000,000 aggregate principal amount of the Company’s 11% Senior Secured Second Priority Notes due 2020 and $1,000,000,000 aggregate principal amount of the Company’s 11.50% Senior Notes due 2020 (collectively, the “New Notes”), which are to be registered under the Securities Act of 1933, as amended (the “Securities Act”). The New Notes will be offered in exchange for an equal principal amount of the Company’s issued and outstanding 8 1/8% Senior Secured First Priority Notes due 2019, 11% Senior Secured Second Priority Notes due 2020 and 11.50% Senior Notes due 2020, respectively (collectively, the “Old Notes”). The Old Notes are, and the New Notes will be, jointly and severally, irrevocably and unconditionally, guaranteed by the subsidiaries of the Company specified in the Registration Statement (together with the Company, the “Registrants”). The New Notes are being registered in reliance on the position of the staff enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley and Co. Incorporated (available June 5, 1991), K-III Communications Corporation (available May 14, 1993) and Shearman & Sterling (available July 2, 1993).

2. Neither the Registrants nor any of their affiliates have entered into any arrangement or understanding with any person to distribute the securities to be received in the Registered Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Registered Exchange Offer: (i) is neither an “affiliate” of any of the Registrants within the meaning of Rule 405 under the Securities Act, nor a broker-dealer acquiring the securities in exchange for securities acquired directly from the Registrants for its own account; (ii) is acquiring the securities in its ordinary course of business; and (iii) is not engaged in, and does not intend to engage in, the distribution of the securities to be received in the Registered Exchange Offer and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the Registered Exchange Offer. In this regard, the Company will make each person participating in the Registered Exchange Offer aware (through the Prospectus or otherwise) that if such person is participating in the Registered Exchange Offer for the purpose of distributing the securities to be acquired in the Registered Exchange Offer, such person (i) could not rely on the staff position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or similar interpretive letters and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction unless made pursuant to an exemption from such requirements. The Company acknowledges that such secondary resale transactions should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

3. The Company will make each person participating in the Registered Exchange Offer aware (through the Prospectus or otherwise) that (i) any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Registered Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such New Notes, which may be the Prospectus so long as it contains a plan of distribution in connection with any such resale transactions and (ii) by executing the letter of transmittal (or similar documentation to be executed by a person in order to participate in the Registered Exchange Offer), any such broker-dealer represents that it will so deliver a prospectus meeting the requirements of the Securities Act, and that the Company will include in the letter of transmittal (or similar documentation to be executed by a person in order to participate in the Registered Exchange Offer) a provision stating that: If the exchange offeree is a broker-dealer that will receive New Notes for its own account in exchange for Old Notes, where such Old Notes were not acquired as a result of market-making activities or other trading activities, such broker-dealer will not be able to participate in the Registered Exchange Offer.

Very truly yours, HD SUPPLY, INC.

By:	/s/ Ricardo Nunez
	Name:	Ricardo Nunez
	Title:	Senior Vice President, General Counsel and Secretary